Filed by NYSE Group, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                                              Subject Companies:
                                                   New York Stock Exchange, Inc.
                                                      Archipelago Holdings, Inc.
                                                 (Commission File No. 001-32274)


                                                          Date: October 17, 2005

     On October 14, 2005, after the close of business, the New York Stock Exchange, Inc. issued the following bulletin to its members:

                                      * * *

                           Special Membership Bulletin

                          [Letterhead of John A. Thain]


FROM:    John A. Thain

DATE:    October 14, 2005

RE:      Summary of October 6 Member Town Hall Meeting

We had a productive Member Town Hall Meeting on October 6 covering three principal topics: a business update, the status of our Hybrid Market, and the Archipelago transaction. As I have in the past, I will summarize the major areas of discussion for the benefit of those who were unable to attend.

I would like to begin by reiterating the strategy behind the Archipelago deal. First, we are becoming a public, for-profit company, a transformation which many of you had been advocating, and one that I believe we need to undertake in order to compete with other domestic and international exchanges. We are clearly in a period of consolidation in the global marketplace, and we must have a public currency if we wish to participate in that consolidation. Second, through the acquisition of Archipelago, we are broadening our product mix and providing opportunities for greater revenue growth. Given our existing position in our listings, trading and market data businesses, it is unlikely that our revenues would grow beyond that pace at which the market overall is growing. The acquisition of Arca expands our revenue drivers to include an over-the-counter trading business, options, an improved position in the trading of ETFs, and the ability to develop a fixed income trading business and a second listing brand. We also acquire an entrepreneurial, innovative management team.

The market has continued to view this strategy positively. Seats have recently been trading at $2.8 million. With the AX stock price at $37.20, the implied value for each seat in the merger is $3.3 million including the $300,000 cash distribution (but not including any excess cash distribution). The implied market value of the new NYSE Group is $6 billion.

The various regulatory filings related to the transaction are proceeding on track. We filed Amendment #1 to the S-4 on September 14 and have received comments back from the SEC. We have provided the complete draft of the 19b-4 to the SEC. The IRS tax ruling and Hart-Scott-Rodino antitrust review are proceeding. We currently hope to finalize the S-4 by the end of October and schedule a Member meeting and vote for late November. The timing is, of course, subject to SEC approval.

Based on meetings with institutional investors and capital market representatives from the various broker-dealers, we believe there will be considerable interest on the part of investors in owning shares of the NYSE Group. We have been advised, subject to market conditions, that a successful secondary offering of $1 billion to $2 billion could be accomplished shortly after the closing of the deal. This would give Members significant liquidity much sooner than the expiration of the lock-ups.

We reviewed the status of the litigation by the small group of Members seeking to deny you the right to vote on this transaction. We were unsuccessful in our attempt to have this litigation dismissed. Therefore, we are in the document production and deposition process, leading to a potential hearing in mid-November. We continue to believe that this lawsuit is without merit and will result only in our having less excess cash to distribute to the Members. We do not believe that you should be denied your right to vote.

We discussed my June meeting with representatives of Bain and Blackstone. No offer was made by this group. We are not seeking capital or a minority investor. An equity investor would not further our strategy of becoming a public company and broadening our product mix. We are not seeking to sell the NYSE.

We were approached by a Member seeking permission to utilize a Grantor Retained Annuity Trust ("GRAT") as an estate-planning vehicle for his seat. There is potentially a significant benefit, given the current level of seat prices, to utilizing a GRAT prior to the transaction closing. This would require a two-step process: first transfer of the seat to an LLC, then transfer of the LLC interests to a GRAT. While we will not provide tax or legal advice on this process (you must consult your own tax and legal advisors) and our ability to permit these transfers is subject to SEC approval, we will facilitate the process if you wish to pursue this idea. We want to continue to be responsive to the views and ideas of our Members. You may have your tax or legal advisors contact Rich Bernard (212-656-2222) at the Exchange.

Development of the NYSE Hybrid Market continues on track. We have sent Amendment #7 of the Hybrid Market filing to the SEC, and are continuing to develop and roll out the technology that will support it. We have heard concerns from the floor about effectuating and reporting floor trades in the Hybrid market, and a special subcommittee of the Technology Policy and Oversight Committee has been established to address the issue. A new floor broker organization, the Independent Broker Action Committee ("IBAC") has been established, in addition to the two existing organizations, to address concerns about the auction market. We continue to believe that the price discovery process of the auction market is core to the value proposition of the NYSE, and that the Hybrid Market will give specialists and brokers powerful new tools to represent their customers and discover prices at the point of sale.

The Exchange's business continues to be strong. We have had 111 listings to date, putting us 11% ahead of 2004. The listings include 71 operating companies, 36 closed end funds, and four ETFs. Our share of trading has trended downward slightly, due primarily to a loss of share in high-volume, low-priced stocks and a change in Nasdaq's rules requiring off-hours trades to be printed to the tape. We are considering a variety of options for addressing that decrease in share. We are on track to exceed our net income targets for the year, and have already identified most of the $100 million in 2005-06 expense reduction we committed to achieve.

Marsh Carter discussed the question several of you had raised about representation of current NYSE Members on the NYSE Board of Directors. Under our current Constitution, Members are prohibited from serving on the Board. Post-merger, we will be subject to the SEC's and the NYSE's Board independence requirements, which would not preclude shareholders from Board service by virtue of their ownership of NYSE Group shares. Marsh noted there were currently two vacancies on the NYSE Board and that Dr. Alice Rivlin, who heads the Board's Nominating and Governance Committee, was seeking qualified candidates. If you wish to recommend a qualified candidate to the Nominating Committee, please direct that recommendation to Mary Yeager, Acting Corporate Secretary (212-656-2062), who will provide it to Dr. Rivlin and her Committee.

As always, we welcome your input and appreciate your support.

IMPORTANT ACQUISITION INFORMATION WITH RESPECT TO THE MERGER
------------------------------------------------------------

     In connection with the proposed merger of Archipelago and the NYSE, the parties intend to file relevant materials with the SEC, including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. MEMBERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Members will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Archipelago and the NYSE without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

     Archipelago, NYSE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This Memo shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS
--------------------------

     Certain statements in this Memo may contain forward-looking information regarding Archipelago Holdings, the New York Stock Exchange ("NYSE") and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving Archipelago and NYSE, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Archipelago's and NYSE's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Archipelago shareholders or NYSE members to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com.

     You should not place undue reliance on forward-looking statements, which speak only as of the date of this Memo. Except for any obligation to disclose material information under the Federal securities laws, none of Archipelago, NYSE or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this Memo.